Exhibit 99.1

August 4, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

Please find enclosed an intimation pursuant to regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 for your records.

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As Above

Wipro Limited	T: +91 (80) 2844 0011
Doddakannelli	F: +91 (80) 2844 0054
Sarjapur Road	E: info@wipro.com
Bengaluru 560 035	W: wipro.com
India	C: L32102KA1945PLC020800

Intimation pursuant to regulation 30 of the Securities and Exchange Board of  India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Wipro and National Grid settle lawsuit in the US

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, has effected a settlement for the release of all claims under the lawsuit with National Grid US and a Stipulation of Discontinuance of the lawsuit has been filed in the U.S. District Court for the Eastern District of New York. The formalities for withdrawal of the lawsuit are expected to be completed shortly.

The settlement has been effected for an amount of US$ 75 million and is without admission of liability or wrongdoing of any kind by the parties. The lawsuit was filed by National Grid US in 2017 seeking damages amounting to US$ 140 million plus additional costs related to an ERP implementation project.

National Grid has been a valued customer of Wipro for over a decade and both organizations have had a mutually beneficial relationship over the years. We believe that this settlement will be commercially beneficial for us and will help us remain focused on growth.

The settlement is expected to reflect in the financials of Wipro Limited for the quarter ending September 30, 2018.

Wipro Limited	T: +91 (80) 2844 0011
Doddakannelli	F: +91 (80) 2844 0054
Sarjapur Road	E: info@wipro.com
Bengaluru 560 035	W: wipro.com
India	C: L32102KA1945PLC020800